Exhibit 4.2

English Summary of the Financial Lease Agreement (Arrendamiento Financiero), dated as of December 2, 2009, by and among Banco de Crédito del Peru, as lessor, Compañía de Minas Buenaventura S.A.A., as guarantor, Empresa de Generación de Huanza, S.A., as lessee, and Consorcio Energetico Huancavelica S.A. (hereinafter the “Agreement”).

1. Parties to the Agreement:

(a)	Banco de Crédito del Peru (hereinafter the “Lessor”)

(b)	Compañía de Minas Buenaventura S.A.A. (hereinafter the “Guarantor”)

(c)	Empresa de Generación de Huanza, S.A. (hereinafter the “Lessee”)

(d)	Consorcio Energetico Huancavelica S.A. (as owner of real estate properties)

2. Formality of the Agreement:

The Agreement was formalized by means of public deed (escritura publica) dated December 2, 2009, kardex no. 180384, granted before Mr. Ricardo Ortiz de Zevallos Villaran, Esq., Notary Public in Lima, Peru.

3. Purpose of the Agreement:

(a)	Lessor must finance the purchase of the assets (consisting mainly of construction materials to construct an energy (electricity) plant, hereinafter the “Assets”) in an amount of US$119,000,000.

(b)	Lessor will be the owner of the Assets.

(c)	Lessor must lease to the Lessee for a period of 10 years the Assets.

(d)	A construction company shall build the Assets in accordance with the terms of a construction agreement.

4. Option to Purchase the Assets:

Lessee has an option to purchase the Assets. Lessee is entitled to exercise such option right at any time during the term of the Agreement.

5. Insurance:

Lessee should hire at lessee’s expense (i) Construction All Risk (CAR) insurance for the Assets (during the construction of the Assets), (ii) third party liability insurance, (iii) accidents and force majeure insurance, (iv) property insurance and (v) operational insurance, once the electricity plant is operating. The amount of coverage in aggregate of such insurance must be equal to the value of the Assets and in US Dollars. The beneficiary of such insurance policies must be the Lessor. The insurance company is not entitled to terminate any insurance policy for lack of payment, except if Lessor is notified in such regard and agrees to the termination.

6. Collateral:

6.1. Lessee must enter into the following contracts in order to guarantee performance of Lessee’s obligations under the Agreement:

(a)	A guarantee trust agreement providing for deposit of revenues from the operation of the plant in a trust account.

(b)
A guarantee trust agreement, in which title of (i) the real estate where the plant is going to be built, (ii) concession to build and operate the plant, (iii) capital stock of Lessee, and (iv) any other asset related to the project (except the Assets), must be transferred into the trust estate during the term of the Agreement.

(c)
Conditioned Assignment of Rights Agreement, by means of which the Lessee assigns all right and obligations under the construction agreements and services agreements to Lessor in case of default of Lessee.

6.2. According to the Agreement, the Guarantor is joint obligor (fiador solidaria) with Lessee. The Guarantor’s responsibility as joint obligor is limited as follows:

(a)	During the construction of the electric plant (but before operating the plant), Guarantor is liable for all amounts of money disbursed by the Lessor, and

(b)	Once the plant is operating, the Guarantor is liable in an amount equal to 45% of US$119,000,000.00.

7. Conditions Precedent:

The material condition precedents set forth in the Agreement are the following:

(a)	Lessee must obtain all necessary governmental authorization to build the Assets and to operate the electric plant.

(b)	Lessee must obtain the insurance policies described in the Agreement.

(c)	Lessee must comply with applicable environmental laws.

8. Lease Payments and Term of the Agreement:

(a)
Lessee must pay initial installments (Precuotas) during the construction of the Assets every three months. Such initial installments (Precuotas) are equal to interest on the principal disbursed (during the period of construction of the Assets).

(b)	Lessee must pay installments (Cuotas) in the amount and on the dates set forth in the Payment Calendar (Cronograma de Pagos), every three months.

(c)	Lessee must pay a balloon payment equal to 45% of US$119,000,000.00 at the end of the lease term, which is expected to be ten years after Lessee has completed construction of the plant.

(d)	Lessee must pay interest to be calculated by the Lessor pursuant to the following:

•	From the date of the first disbursement through six months after the plant is operating, an interest equal to LIBOR + 4%, and
•	From the date that is six months after the plant is operating, an interest rate equal to LIBOR + 4.10%.

(e)	The Agreement should be effective until all Lessee’s obligations have been performed and all amounts of money repaid.

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